Agrium Inc.
13131 Lake Fraser Drive S.E.
Bruce G. Waterman	Calgary, Alberta, Canada T2J 7E8
Senior Vice President, Finance &	Telephone: (403) 225-7000
Chief Financial Officer	Direct Line: (403) 225-7297
Facsimile: (403) 225-7628

VIA EDGAR

June 22, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Agrium Inc.
Form 40-F (File No. 001-14460)

Ladies and Gentlemen:

Reference is made to comments to the Form 40-F (the “Form 40-F”) of Agrium Inc., a Canadian corporation (the “Company”), for the fiscal year ended December 31, 2004 received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from April Sifford, Branch Chief, dated June 9, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the Form 40-F.

The Company’s responses to the Staff’s comments are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2004

Comment 1:

Evaluation of Disclosure Controls and Procedures, Page 3

1.	We note your statement that the “disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.” In your future filings, please revise your statement to reflect the following:

(a)	It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Please refer to Exchange Act Rule 13a-15(e).

(b)	Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(c).

Response to Comment 1

In our future filings, the disclosure relating to the evaluation of disclosure controls and procedures by our certifying officers will be revised as follows:

“Agrium Inc. (the “Registrant”) maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(e) and 15d-14(e)) as of the end of the period covered by this report, have concluded that, as of such date, the Registrant’s disclosure controls and procedures were [~~adequate and~~] effective to ensure that [~~material~~ ]information ~~[relating to~~ ]required to be disclosed by the Registrant [~~and its consolidated subsidiaries would be made known to them by others~~]in reports that the Registrant files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within [~~those entities~~]the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified in the SEC’s rules and forms.”

In addition, like a number of other Form 40-F filers, we propose to add in our future filings the following to our disclosure relating to the evaluation of disclosure controls and procedures by our certifying officers:

“It should be noted that while the CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”

Comment 2: Exhibit 99.3

Revenue Recognition, Page 6

2.	We note that you recognize revenue when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Please describe instances in which you would recognize revenue without the occurrence of physical delivery to your customers.

Response to Comment 2

You have asked us to describe instances in which we would recognize revenue without the occurrence of physical delivery to our customers. We interpret your reference to “physical delivery to our customers” to be delivery to the customer’s place of business or premises. In our Wholesale operations, we sell product to our customers under industry standard terms “FOB Shipping Point”. In accordance with these terms we recognize revenue at the point the risks and rewards of ownership are transferred to the customer, which is the point at which we load the product onto the transportation carrier.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 40-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, including the Form 40-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any comments or questions concerning the above responses, please do not hesitate to contact the undersigned by telephone at (403) 225-7297 or by e-mail at bwaterma@agrium.com at your convenience.

Yours truly,

/S/ Bruce G. Waterman
Bruce G. Waterman
Senior Vice President, Finance
& Chief Financial Officer

cc:	Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP